EXHIBIT 99.1

For Immediate Release	Date: December 23, 2022
22-71-TR

TotalEnergies Commences Proceedings Regarding

Fort Hills Right of First Refusal

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that TotalEnergies EP Canada Ltd. (“Total”), a subsidiary of TotalEnergies SE (NYSE: TTE, LON:TTE) has filed an application in the Alberta Court of King's Bench in connection with Teck’s sale of its Fort Hills interest and related assets to Suncor Energy Inc. Total’s application challenges the validity of the right of first refusal notice delivered to it by Teck, pursuant to which Total can elect to acquire part of Teck’s interest in Fort Hills. Total is also seeking that the 90 day period within which it can exercise its right of first refusal be suspended during the dispute. Teck believes that Total’s position is entirely without merit and expects the transaction to close in the first quarter as previously announced. It remains open to Total to accept the right of first refusal notice provided by Teck, and Teck intends to vigorously defend the proceedings.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding closing of the proposed sale of its interest in the Fort Hills Limited Partnership and related assets.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, adverse decisions or developments in the legal proceedings commenced by Total, failure to receive necessary approvals or otherwise to fulfill closing conditions, failure of Teck’s counterparty or counterparties to perform, natural disaster, disruption in banking markets, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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